Filed by Airborne, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Airborne, Inc.

Commission File No. 1-6512

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed acquisition (the “Transaction” by DHL Worldwide Express B.V. (“DHL” of Airborne, Inc. (“Airborne”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 25, 2003 between DHL, Airborne and Atlantis Acquisition Corporation.

On March 25, 2003, we established a website, at www.dhlairborne.com, to provide information regarding the transaction and the parties thereto.

On May 27, 2003, we added the following employee communication information to Airborne’s intranet website:

May 27, 2003: Employee Questions Answered

Q1.    What is the status of our submissions to the SEC?

A1.    We completed our preliminary SEC proxy statement and registration statement documents and submitted them to the SEC on Friday, May 9. We expect to receive any comments related to the documents from the SEC within 30 days of the filing date. Once the proxy statement and registration statement are finalized with the SEC, they will be mailed to the shareholders of record. The purpose of the proxy is to outline the matters to be voted on by the shareholders, including the merger proposal. The purpose of the registration statement/prospectus is to disclose certain business and financial information required by the SEC regarding the common stock of ABX as a standalone company.

Q2.    What is the status of the other regulatory submissions?

A2.    We completed the Hart Scott Rodino submission for the Department of Justice. It was filed on Tuesday, May 20. The purpose of this filing is to provide the Department of Justice sufficient information regarding the transaction and related communications to ensure compliance with anti-trust rules. The Department of Justice has 30 days to issue comments or ask for additional information about the submission. We are still working on our submission for the Department of Transportation.

Q3.    Are we still expecting the transaction to be closed this summer?

A3.    While we cannot guarantee when the closing will occur, we still believe the transaction will close in the third quarter this year.

Forward-Looking Statements

Except for historical information, the matters discussed in these employee questions and answers contain forward-looking statements that Airborne, Inc. and DHL intend to be covered by the safe harbor provisions for forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the Companies’ actual results or performance to differ materially from the results discussed in the forward-looking statements. Specifically, there are a number of important factors that could cause actual results to differ materially from those anticipated by any forward-looking information, including, but are not limited to, gaining regulatory and shareholder approval to complete the transaction, the possibility that the transaction may not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval, domestic and international economic conditions, the impact of war and terrorism on the air package delivery business, the ability to mitigate rising fuel costs, competitive pressure, maintaining customer relationships, successful integration of the two companies, cost cutting initiatives, improving operating margins and productivity, realignment and overhead reduction efforts, changes in customers’ shipping patterns, the ability of the combined entity to expand into the small-business and consumer markets, the ability to make planned capital expenditures and other risks and uncertainties that are described in the reports that the Companies file with the Securities and Exchange Commission, including Airborne’s Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2002 and Airborne’s preliminary proxy statement/prospectus filed on May 9, 2003. Additional risks include the ability of ABX Air, Inc. to successfully operate as an independent company, ABX Air, Inc.’s ability to gain additional business, to react to changes in economic conditions, risks associated with maintaining a fleet of aircraft and the trading liquidity of ABX Air, Inc.’s shares.

Additional Information and Where to Find It

On May 9, 2003, Airborne filed a preliminary proxy statement/prospectus with the Securities and Exchange Commission Information in connection with the transaction. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED BY AIRBORNE WITH THE SECURITIES AND EXCHANGE COMMISSION (WHEN THEY BECOME AVAILABLE). The proxy statement/prospectus and other documents (when they become available) may be obtained free of charge at the SEC’s website (www.sec.gov) or by contacting Airborne, Inc. at 3101 Western Avenue, PO Box 662, Seattle, Washington 98111, Attn.: Chief Financial Officer, or by telephone at (800) 830-1592 or email at investor relations@airborne.com.

Airborne, DHL, their directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Airborne and their ownership of Airborne stock is set forth in the preliminary proxy statement/prospectus.